Exhibit 99.1

Genmab Announces Financial Results for the First Quarter of 2020

May 6,  2020; Copenhagen, Denmark;

Interim Report for the First Quarter Ended March 31, 2020

Highlights

•	DARZALEX® (daratumumab) net sales increased approximately 49% compared to the first quarter of 2019 to USD 937 million, resulting in royalty income of DKK 775 million
•

DARZALEX approved in Europe in combination with bortezomib, thalidomide and dexamethasone for the treatment of adult patients with newly diagnosed multiple myeloma who are eligible for autologous stem cell transplant

•	U.S. FDA approved TEPEZZA™ (teprotumumab-trbw), developed and commercialized by Horizon Therapeutics, for thyroid eye disease
•	U.S. FDA accepted, with priority review, Novartis’ supplemental Biologics License Application for subcutaneous ofatumumab in relapsing multiple sclerosis
•	Anthony Pagano appointed Chief Financial Officer
•	Anthony Mancini appointed Chief Operating Officer

“Despite the unprecedented challenges posed by the coronavirus (COVID-19) pandemic, we will continue to invest in our innovative proprietary products, technologies and capabilities and use our world-class expertise in antibody drug development to create truly differentiated products with the potential to help cancer patients. While Genmab is closely monitoring the developments in the rapidly evolving landscape, we are extremely fortunate to have a solid financial foundation and a fabulous and committed team to carry us through these uncertain times,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Quarter of 2020

•

Revenue was DKK 892 million in the first quarter of 2020 compared to DKK 591 million in the first quarter of 2019.  The increase of DKK 301 million, or 51%, was mainly driven by higher DARZALEX royalties.

•

Operating expenses were DKK 821 million in the first quarter of 2020 compared to DKK 617 million in the first quarter of 2019. The increase of DKK 204 million, or 33%, was driven by the advancement of epcoritamab (DuoBody®-CD3xCD20) and DuoBody-PD-L1x4-1BB, additional investments in our product pipeline,  and the increase in new employees to support the expansion of our product pipeline.

•

Operating income was DKK 71 million in the first quarter of 2020 compared to an operating loss of DKK 26 million in the first quarter of 2019.  The increase of DKK 97 million was driven by higher revenue, which was partly offset by increased operating expenses.

Subsequent Event

•

May: The U.S. Food and Drug Administration (U.S. FDA) approved the use of the subcutaneous formulation of daratumumab, DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) for the treatment of adult patients with multiple myeloma: in combination with bortezomib, melphalan and prednisone in newly diagnosed patients who are ineligible for autologous stem cell transplant (ASCT); in combination with lenalidomide and dexamethasone in newly diagnosed patients who are ineligible for ASCT and in patients with relapsed or refractory multiple myeloma who have received at least one prior therapy; in combination with bortezomib and dexamethasone in patients who have received at least one prior therapy; and as monotherapy, in patients who have received at least three prior lines of therapy including a proteasome inhibitor (PI) and an immunomodulatory agent or who are double-refractory to a PI and an immunomodulatory agent.

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Genmab Announces Financial Results for the First Quarter of 2020

Outlook

Genmab is maintaining its 2020 financial guidance published on February 19, 2020.

Conference Call

Genmab will hold a conference call in English to discuss the results for the first quarter of 2020 today,  Wednesday,  May 6, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call dial

+1 631 510 7495 (U.S. participants) or +44 2071 928000 (international participants) and provide conference code 6486367.

A live and archived webcast of the call and relevant slides will be available at www.genmab.com.

Contact:

Marisol Peron,  Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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Interim Report for the First Quarter of 2020

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Interim Report for the First Quarter of 2020

CONSOLIDATED KEY FIGURES

	1st Quarter of	1st Quarter of	Full Year
	2020	2019	2019
(DKK million)
Income Statement
Revenue	892	591	5,366
Research and development expenses	(715)	(546)	(2,386)
General and administrative expenses	(106)	(71)	(342)
Operating expenses	(821)	(617)	(2,728)
Operating result	71	(26)	2,638
Net financial items	283	120	221
Net result	269	72	2,166

Balance Sheet
Cash position*	12,960	6,830	10,971
Non-current assets	1,213	1,199	1,183
Assets	15,303	8,735	15,144
Shareholders' equity	14,398	8,127	14,048
Share capital	65	62	65
Investments in intangible and tangible assets	58	21	111

Cash Flow Statement
Cash flow from operating activities	2,192	648	1,326
Cash flow from investing activities	9	(14)	(1,983)
Cash flow from financing activities	15	(11)	3,660
Cash and cash equivalents	5,543	1,177	3,552
Cash position increase/(decrease)	1,989	724	4,865

Financial Ratios
Basic net result per share	4.13	1.18	34.40
Diluted net result per share	4.09	1.17	34.03

Period-end share market price	1,362.50	1,155.00	1,481.50
Price / book value	6.15	8.74	6.85

Shareholders' equity per share	221.51	132.10	216.12
Equity ratio	94%	93%	93%

Average number of employees (FTE**)	569	403	471
Number of employees at the end of the period	579	419	548

* Cash, cash equivalents, and marketable securities.

** Full-time equivalent

The figures and financial ratios have been prepared on a consolidated basis. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts (2017) and key figures in accordance with IFRS.

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Interim Report for the First Quarter of 2020

OUTLOOK

2020
(DKK million)	Guidance
Revenue	4,750 - 5,150
Operating expenses	(3,850) - (3,950)
Operating income	850 - 1,250

Genmab is maintaining its 2020 financial guidance published on February 19, 2020.

Revenue

We expect our 2020 revenue to be in the range of DKK 4,750 – 5,150 million, compared to DKK 5,366 million in 2019. Our revenue in 2019 included DKK 1,684 million related to one-time sales milestones for DARZALEX net sales exceeding USD 2.5 billion and 3.0 billion in a calendar year.

Our projected revenue for 2020 primarily consists of DARZALEX royalties of DKK 4,075 – 4,475 million.  Our 2020 guidance for DARZALEX royalties represents a 30% to 43% increase compared to 2019.  Such royalties are based on estimated DARZALEX net sales of USD 3.9 – 4.2 billion.  We project cost reimbursement income of approximately DKK 475 million which is related to our collaborations with Seattle Genetics and BioNTech. The remainder of our revenue is approximately DKK 200 million and consists of milestones and other royalties.

Operating Expenses

We anticipate our 2020 operating expenses to be in the range of DKK 3,850 – 3,950 million, compared to DKK 2,728 million in 2019. The increase is driven by the advancement of our clinical programs, particularly epcoritamab (DuoBody-CD3xCD20) and DuoBody-PD-L1x4-1BB.

Operating Result

We expect our operating income to be in the range of DKK 850 – 1,250 million in 2020 compared to DKK 2,638 million in 2019.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with our collaboration agreements; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX sales and corresponding royalties to Genmab; and currency exchange rates (the 2020 guidance assumes a USD/DKK exchange rate of 6.5). The financial guidance assumes that no significant agreements are entered into during 2020 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report.

Additionally, the COVID-19 pandemic could potentially materially adversely impact our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and revenues, including our 2020 Guidance and Key 2020 Priorities in this interim report. In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread worldwide and has been declared a global pandemic. COVID-19 has resulted in global business and economic disruption, as many jurisdictions have prohibited international travel and implemented social distancing, quarantine and similar measures for their residents to contain the spread of the coronavirus. COVID-19 is also expected to put a strain on the healthcare systems in the major countries where our partners sell our products and where we and they conduct our clinical trials. The global outbreak of COVID-19 continues to rapidly evolve. The COVID-19

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pandemic may be prolonged and may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on sales of our approved products by our collaboration partners. The longer the pandemic continues, the more severe the impacts described below will be on our business. The extent, length and consequences of the pandemic are uncertain and impossible to predict. Genmab has established a COVID-19 response team, led by the CEO, that is closely monitoring the evolving situation and has developed and implemented precautionary measures, including remote working for the majority of Genmab employees with a small subset of employees on-site to maintain critical laboratory activities that cannot be done remotely. The response team issues regular updates to employees with guidance to help limit the impact of COVID-19 at our workplace and on our communities and ensure business continuity. Genmab is also actively monitoring the potential impact on our 2020 key priorities and assessing the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations (CROs) to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly.

The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance, including on the sales of DARZALEX, Arzerra® and TEPEZZA, by our partners and on our royalty and milestone income therefrom.

KEY 2020 PRIORITIES

Priority	✔	Targeted Milestones
Genmab proprietary* products		•	Tisotumab vedotin[1] - Phase II innovaTV 204 safety and efficacy analysis in recurrent/metastatic cervical cancer and engage U.S. FDA for BLA submission subject to trial results
		•	Tisotumab vedotin - data on other solid tumor types
		•	Enapotamab vedotin – data to support late stage development
		•	Epcoritamab (DuoBody-CD3xCD20) Phase I/II – decision on recommended Phase II dose and initiate expansion cohorts
		•	HexaBody-DR5/DR5 Phase I/II - advance dose escalation
	✔	•	DuoBody-PD-L1x4-1BB2 Phase I/II – initiate expansion cohorts
		•	DuoBody-PD-L1x4-1BB initial data in H2 2020
		•	File INDs and/or CTAs for 2 new products
Daratumumab[3]		•	U.S. FDA and EMA decision on Phase III COLUMBA multiple myeloma SubQ submission
		•	sBLA and MAA Submission Phase III ANDROMEDA amyloidosis
		•	sBLA and MAA submission Phase III APOLLO multiple myeloma
Ofatumumab[4]		•	U.S. FDA decision on regulatory dossier submission in RMS
Teprotumumab[5]	✔	•	U.S. FDA decision on Phase III OPTIC active thyroid eye disease submission

*Certain product candidates in development with partners, as noted.

1. 50:50 dev. w/ Seattle Genetics; 2. 50:50 dev. w/ BioNTech; 3. In dev. by Janssen; 4. In dev. by Novartis; 5. In dev. by Horizon Therapeutics

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PRODUCT PIPELINE

Our own and partnered product pipeline consists of twenty antibodies in clinical development, including three approved partnered products created by Genmab. In addition to the antibodies in clinical development, our pipeline includes more than twenty in-house and partnered pre-clinical programs. An overview of the development status of each of our products is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com.

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST QUARTER OF 2020

Products Created by Genmab*

*Out-licensed products marketed by partner

1See local country prescribing information for precise indications, 2Not in active development

DARZALEX (daratumumab) – First CD38 Antibody Approved in the World

•	First-in-class human CD38 antibody
•

Approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe

•	Multiple Phase III studies ongoing in multiple myeloma including for a subcutaneous (SubQ) formulation, as well as a Phase III study in amyloid light-chain (AL) amyloidosis
•	Early stage studies ongoing in other blood cancers
•	Collaboration with Janssen Biotech, Inc. (Janssen)
•	Net sales of DARZALEX by Janssen were USD 937 million in the first quarter of 2020

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DARZALEX (daratumumab) intravenous infusion is indicated for the treatment of adult patients:

Jurisdiction	Approval	Key Underlying Clinical Trial(s)
United States
Relapsed / Refractory MM
November 2015	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	SIRIUS (MMY2002)
November 2016	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
June 2017	In combination with Pom-d for patients who have received at least two prior therapies, including lenalidomide and a PI	EQUULEUS (MMY1001)
Frontline MM
May 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
June 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
September 2019	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)
Split Dosing Regimen
February 2019	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
European Union
Relapsed / Refractory MM
April 2016	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	SIRIUS (MMY2002)
February 2017	In combination with Rd or Vd for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
Frontline MM
July 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
November 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
January 2020	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)
Split Dosing Regimen
December 2018	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)

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Japan
Relapsed / Refractory MM
September 2017	In combination with Rd or Vd	CASTOR (MMY3004); POLLUX (MMY3003)
Frontline MM
August 2019	In combination with VMP for newly diagnosed patients ineligible for ASCT	ALCYONE (MMY3007)
December 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; VTd = bortezomib, thalidomide and dexamethasone; ASCT = autologous stem cell transplant; Pom-d = pomalidomide and dexamethasone

The warnings and precautions for DARZALEX include infusion reactions, interference with serological testing and interference with determination of complete response. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials were: infusion reactions, neutropenia, thrombocytopenia, fatigue, nausea, diarrhea, constipation, vomiting, muscle spasms, arthralgia, back pain, pyrexia, chills, dizziness, insomnia, cough, dyspnea, peripheral edema, peripheral sensory neuropathy and upper respiratory tract infection.

Please consult the full U.S. Prescribing Information and the full European Summary of Product Characteristics for all the labeled safety information for DARZALEX.

First Quarter Updates

•	February: A pre-approval access study (NCT04264884) for SubQ daratumumab in patients unable to receive intravenous (IV) daratumumab was published on www.clinicaltrials.gov.
•

February: Janssen submitted a supplemental Biologics License Application (sBLA) to the U.S. FDA seeking approval of daratumumab in combination with carfilzomib and dexamethasone (DKd) for relapsed / refractory multiple myeloma. The submission was supported by data from the Phase III CANDOR study, sponsored by Amgen and co-funded by Janssen Research & Development, LLC. In March, Janssen submitted a supplemental New Drug Application (sNDA) to the Ministry of Health, Labor and Welfare (MHLW) in Japan for the same indication.

•

February: The Phase III AURIGA (MMY3021) study of SubQ daratumumab plus lenalidomide as maintenance treatment in patients with newly diagnosed multiple myeloma resumed recruiting following a temporary hold due to a U.S. FDA request for additional information related to analytical methods included in the study protocol.

•

January: The European Commission (EC) granted marketing authorization for DARZALEX in combination with bortezomib, thalidomide and dexamethasone (VTd) for the treatment of adult patients with newly diagnosed multiple myeloma who are eligible for autologous stem cell transplant (ASCT). The approval was supported by data from the Phase III CASSIOPEIA (MMY3006) study.

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Daratumumab Development Covering All States of Multiple Myeloma – Key Ongoing* Trials

✔ = recruitment completed

*Does not include trials that may still be ongoing but have clinical data and/or are the basis for an existing approval.

Daratumumab Development – Beyond Multiple Myeloma

✔ = recruitment completed

Arzerra (ofatumumab) –First Genmab Created Product on the Market

•	Human CD20 monoclonal antibody commercialized by Novartis under a license agreement with Genmab
•	Arzerra is available for certain chronic lymphocytic leukemia (CLL) indications in the U.S., Japan and certain other territories

In the U.S., Arzerra solution for infusion is approved for use in combination with chlorambucil for the treatment of previously untreated patients with CLL for whom fludarabine-based therapy is considered inappropriate; for use in combination with fludarabine and cyclophosphamide (FC) for the treatment of patients with relapsed CLL; and for extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive CLL. It is also indicated as monotherapy for the treatment of patients with CLL who are refractory to fludarabine and alemtuzumab.

In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories. Arzerra is commercially available in Japan as well as in the U.S. and certain other territories.

The overall safety profile of Arzerra in CLL is based on exposure in clinical trials and the post-marketing setting. The most common side effects for Arzerra include adverse events associated with infusion reactions, cytopenias, and infections (lower respiratory tract infection, including pneumonia, upper respiratory tract infection, sepsis, including neutropenic sepsis and septic shock, herpes viral infection, urinary tract infection).

Please consult the full U.S. Prescribing information, including Boxed Warning for all the labeled safety information for Arzerra.

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TEPEZZA (teprotumumab-trw) – Latest Genmab Created Product to be Approved

•	Developed and commercialized by Horizon Therapeutics, plc (Horizon) for thyroid eye disease (TED)
•	First and only U.S. FDA-approved medicine for the treatment of TED

Teprotumumab, approved by the U.S. FDA in January 2020 under the trade name TEPEZZA, is a fully human antibody that targets the Insulin-like Growth Factor-1 Receptor, a well-validated target. TEPEZZA is being developed and is commercialized by Horizon. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA.

Please consult the full U.S. Prescribing Information for all the labeled safety information for TEPEZZA.

First Quarter Update

•	January: The U.S. FDA approved TEPEZZA for the treatment of TED.

Genmab Proprietary Products*

*Certain products in co-development, partners as indicated

Tisotumab vedotin – A Next Generation Therapeutic

•	Antibody-drug conjugate (ADC), an antibody coupled to a cell-killing agent, in development to treat solid tumors
•	Phase II potential registration study in cervical cancer ongoing, enrollment completed; Phase II clinical studies in ovarian and other solid tumors ongoing
•	Co-developed under a license and collaboration agreement with Seattle Genetics

Tisotumab vedotin is an ADC targeted to tissue factor (TF), a protein involved in tumor signaling and angiogenesis. Based on its high expression on many solid tumors and its rapid internalization, TF is a suitable target for an ADC approach. Tisotumab vedotin is in clinical development for solid tumors. Tisotumab vedotin is being co-developed by Genmab and Seattle Genetics, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis.

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Enapotamab vedotin – A First-in-Class ADC Targeting AXL

•	ADC in development to treat solid tumors
•	Phase I/II clinical study for multiple types of solid tumors ongoing

Enapotamab vedotin is an ADC targeted to AXL, a signaling molecule expressed on many solid cancers and implicated in tumor biology. Enapotamab vedotin is fully owned by Genmab and the ADC technology used with enapotamab vedotin was licensed from Seattle Genetics. A Phase I/II clinical study of enapotamab vedotin for multiple types of solid tumors is ongoing.

HexaBody®-DR5/DR5  (GEN1029) – First HexaBody Program in Clinical Development

•	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
•	Composed of two non-competing HexaBody antibody molecules that target two distinct DR5 epitopes
•	Phase I/II clinical trial in solid tumors ongoing

HexaBody-DR5/DR5 is a product comprising a mixture of two non-competing HexaBody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. The product was created with our HexaBody technology and DR5 antibodies acquired from IDD Biotech. HexaBody-DR5/DR5 is fully owned by Genmab and a Phase I/II clinical trial in solid tumors is ongoing.

Epcoritamab (DuoBody-CD3xCD20) – A Proprietary Bispecific Antibody

•	Proprietary bispecific antibody created with Genmab’s DuoBody technology
•	Phase I/II clinical trial in B-cell malignancies ongoing

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology. Epcoritamab targets CD3,  which is expressed on T-cells, and CD20, a clinically well-validated target. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Genmab fully owns epcoritamab and a Phase I/II clinical study of epcoritamab in B-cell malignancies is ongoing.

First Quarter Update

•

February:  “DuoBody-CD3xCD20 induces potent T-cell-mediated killing of malignant B cells in preclinical models and provides opportunities for subcutaneous dosing” published in EBioMedicine, a Lancet journal focused on translational biomedical research.

DuoBody-PD-L1x4-1BB (GEN1046) – Bispecific Next Generation Checkpoint Immunotherapy

•	Bispecific antibody created with Genmab’s DuoBody technology
•	Phase I/II clinical trial in solid tumors ongoing
•	Developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD-1 / PD-L1 axis and simultaneously activate essential co-stimulatory activity via 4-1BB using inert DuoBody antibody format. A  Phase I/II clinical study of DuoBody-PD-L1x4-1BB in solid tumors is ongoing.

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Interim Report for the First Quarter of 2020

First Quarter Update

•	Q1: Expansion cohort initiated in Phase I/II trial in solid tumors.

DuoBody-CD40x4-1BB (GEN1042) – Potential First-in-Class Bispecific Agonistic Antibody

•	Bispecific antibody created with Genmab’s DuoBody technology
•	Phase I/II clinical trial in solid tumors ongoing
•	Developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format.  A  Phase I/II clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing.

DuoHexaBody®-CD37 (GEN3009) – First DuoHexaBody in the Clinic

•	Investigational New Drug Application (IND) submitted in 2019
•	First DuoHexaBody product candidate in the clinic
•	Novel target for hematologic malignancies

DuoHexaBody-CD37 (GEN3009)  is a bispecific IgG1 antibody created with Genmab’s proprietary DuoHexaBody technology platform. The DuoHexaBody platform combines the dual targeting of our DuoBody technology with the enhanced potency of our HexaBody technology, creating bispecific antibodies with target-mediated enhanced hexamerization. In preclinical settings, DuoHexaBody-CD37 has been shown to induce potent in vivo and in vitro anti-tumor activity. This suggests that DuoHexaBody-CD37 is a promising candidate for clinical development in B-cell malignancies. An IND was submitted to the U.S. FDA in November 2019 and the first patient was dosed with DuoHexaBody-CD37 in March.

First Quarter Update

•	March: First patient dosed in first-in-human trial of DuoHexaBody-CD37 in hematologic malignancies.

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Interim Report for the First Quarter of 2020

Partner-owned Products Incorporating Genmab’s Innovation*

Product	Target	Developed By	Disease Indications	Most Advanced Development Phase (Pre-Clinical / I / I/II / II / III / Approved)
Ofatumumab (OMB157)	CD20	Novartis	Relapsing MS	III
Camidanlumab tesirine (ADCT-301)	CD25	ADC Therapeutics	Relapsed /Refractory Hodgkin Lymphoma	II
			Solid tumors	I
Mim8	FIX(a), FX	Novo Nordisk	Healthy volunteers & hemophilia A	I/II
Amivantamab (JNJ-61186372)	EGFR, cMet	Janssen	Non-small-cell lung cancer (NSCLC)	II
JNJ-63709178	CD123, CD3	Janssen	Acute Myeloid Leukemia (AML)	I
JNJ-64007957	BCMA, CD3	Janssen	Relapsed or refractory MM	I
JNJ-64407564	GPRC5D, CD3	Janssen	Relapsed or refractory MM	I
JNJ-67571244	CD33, CD3	Janssen	Relapsed or refractory AML or MDS	I
JNJ-63898081	PSMA, CD3	Janssen	Solid tumors	I
HuMax-IL8	IL8	BMS	Advanced cancers	I
Lu AF82422	alpha-Synuclein	Lundbeck	Parkinson's disease	I
~20 active pre-clinical programs			Partnered & proprietary programs: HuMab, DuoBody, DuoHexaBody and HexaBody	Pre-Clinical

*Products under development by a third-party incorporating Genmab technology and innovation

Ofatumumab (OMB157)

•	Human CD20 monoclonal antibody developed by Novartis under a license agreement with Genmab
•	SubQ formulation in development to treat relapsing forms of multiple sclerosis (RMS)
•	Positive data available from the two Phase III ASCLEPIOS studies with SubQ ofatumumab in RMS
•	Based on ASCLEPIOS data Novartis initiated regulatory submissions to U.S. and European health authorities

Ofatumumab is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. A  SubQ formulation of ofatumumab was investigated in two Phase III clinical studies in RMS. The studies compared the efficacy and safety of SubQ ofatumumab versus teriflunomide in patients with RMS and were comprised of approximately 900 patients each. A Phase III study examining the long-term safety, tolerability and effectiveness of ofatumumab in patients with RMS who participated in a previous study is ongoing. Novartis also conducted a Phase II (APLIOS) study to evaluate the bioequivalence of 20mg of SubQ ofatumumab injected by either pre-filled syringe or autoinjector-pen in adult RMS patients.

First Quarter Updates

•

February: Positive data from the Phase II APLIOS study, which evaluated the bioequivalence of SubQ administration of ofatumumab via pre-filled syringe, as used in the Phase III ASCLEPIOS I and II trials, and an autoinjector-pen in patients with RMS, was presented at the Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) Forum in Florida.

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Interim Report for the First Quarter of 2020

•

February: The U.S. FDA accepted, with Priority Review, the sBLA submitted by Novartis for SubQ ofatumumab for the treatment of RMS in adults. A Marketing Authorization Application (MAA) that Novartis submitted to the European Medicines Agency (EMA), was also accepted for review.

Amivantamab (JNJ-61186372)

•	DuoBody product targeting EGFR and cMet
•	Phase II study ongoing in non-small cell lung cancer (NSCLC)
•	Developed by Janssen under the DuoBody technology collaboration

Amivantamab (JNJ-61186372) is a bispecific antibody that targets EGFR and cMet, two validated cancer targets. Amivantamab was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. The two antibodies used to generate amivantamab were both created by Genmab. Janssen is investigating amivantamab in a Phase II clinical study to treat NSCLC.

First Quarter Update

•

March: The U.S. FDA granted Breakthrough Therapy Designation (BTD) for amivantamab for the treatment of patients with NSCLC with epidermal growth factor receptor (EGFR) Exon 20 insertion mutations, whose disease has progressed on or after platinum-based chemotherapy. This is the first BTD granted to a DuoBody product candidate.

Mim8

•	DuoBody product in development by Novo Nordisk for hemophilia
•	First DuoBody in indication outside of oncology
•	Phase I/II trial in healthy subjects or patients with hemophilia A ongoing

Mim8 is a bispecific antibody created under a collaboration between Genmab and Novo Nordisk using Genmab’s DuoBody technology. Novo Nordisk is investigating Mim8 in a Phase I/II study of healthy subjects (part 1) followed by patients with hemophilia A with or without Factor VIII inhibitors (part 2).

First Quarter Update

•	January: The first healthy subject was dosed in the Phase I/II study of Mim8.

Pre-clinical Programs

•	Broad pre-clinical pipeline of more than twenty programs including DuoBody-CD3x5T4 and HexaBody-CD38
•	Pre-clinical pipeline includes both partnered products and in-house programs based on our proprietary technologies or antibodies
•	Multiple new INDs expected to be submitted over coming years
•	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

Our pre-clinical pipeline includes naked antibodies, immune effector function enhanced antibodies developed with our HexaBody technology, and bispecific antibodies created with our DuoBody platform. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

First Quarter Update

•	January: First Clinical Trial Applications (CTAs) submitted for DuoBody-CD3x5T4 in Europe.

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Interim Report for the First Quarter of 2020

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties, which the Genmab group faces, refer to the 2019 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) in March 2020. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of the Form 20-F, though the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. See Genmab’s Form 20-F for a detailed summary of risks related to the COVID-19 pandemic.

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Interim Report for the First Quarter of 2020

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 892 million for the first quarter of 2020 compared to DKK 591 million for the first quarter of 2019.  The increase of DKK 301 million, or 51%, was mainly driven by higher DARZALEX royalties.

(DKK million)	Q1 2020	Q1 2019
Royalties	781	508
Milestone payments	32	-
License fees	-	-
Reimbursement income	79	83
Total revenue	892	591

Royalties

Royalty income amounted to DKK 781 million in the first quarter of 2020 compared to DKK 508 million in the first quarter of 2019. The increase of DKK 273 million, or 54%, was mainly driven by higher DARZALEX royalties achieved under our daratumumab collaboration with Janssen.

Net sales of DARZALEX by Janssen were USD 937 million in the first quarter of 2020 compared to USD 629 million in the first quarter of 2019. The increase of USD 308 million, or 49%, was driven by the continued strong uptake of DARZALEX. Royalty income on net sales of DARZALEX was DKK 775 million in the first quarter of 2020 compared to DKK 502 million in the first quarter of 2019,  an increase of DKK 273 million. The increase in royalties of 54% is higher than the increase in the underlying sales due primarily to the change in royalty tiers and currency fluctuations between the USD and DKK. During the first quarter of 2020, the royalty rate on net sales of DARZALEX moved into the 13% royalty tier on net sales exceeding USD 750 million in a calendar year, compared to the first quarter of 2019, where the royalty rate on net sales of DARZALEX was the 12% royalty tier on net sales up to USD 750 million in a calendar year.

Royalty income may fluctuate from period to period based on the level of sales, various accruals and foreign currency exchange rates.

Milestone Payments

Milestone Income was DKK 32 million in the first quarter of 2020 compared to no milestone income in the first quarter of 2019. The increase of DKK 32 million was driven by certain milestone achievements under our DuoBody collaboration with Novo Nordisk and our Teprotumumab collaboration with Horizon Therapeutics. Milestone income may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Licenses Fees

There was no license fee income during the first quarter of 2020 or the first quarter of 2019.

Reimbursement Income

Reimbursement income amounted to DKK 79 million in the first quarter of 2020 compared to DKK 83 million in the first quarter of 2019. The decrease of DKK 4  million, or 5%, was driven by timing of activities under our collaboration agreements with Seattle Genetics and BioNTech.

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Interim Report for the First Quarter of 2020

Refer to note 2 in this interim report for further details about revenue.

Research and Development Costs

Research and development costs amounted to DKK 715 million in the first quarter of 2020 compared to DKK 546 million in the first quarter of 2019. The increase of DKK 169 million, or 31%, was driven by the advancement of epcoritamab (DuoBody-CD3xCD20) and DuoBody-PD-L1x4-1BB, the additional investment in our product pipeline, and the increase in research and development employees.

Research and development costs accounted for 87% of the total operating expenses in the first quarter of 2020 compared to 88% in the first quarter of 2019.

General and Administrative Expenses

General and administrative expenses were DKK 106 million in the first quarter of 2020 compared to DKK 71 million in the first quarter of 2019.  The increase of DKK 35 million, or 49%, was driven by growth across all support areas including enhanced technology and systems, early investment in commercial, and other areas  due to the expansion of our product pipeline.

General and administrative expenses accounted for 13% of the total operating expenses in the first quarter of 2020 compared to 12% in the first quarter of 2019.

Operating Result

Operating income was DKK 71 million in the first quarter of 2020 compared to an operating loss of DKK 26 million in the first quarter of 2019.  The increase of DKK 97 million was driven by higher revenue, which was partly offset by increased operating expenses.

As of March 31, 2020, the total number of employees was 579 compared to 419 employees as of March 31, 2019.  The increase in employees was driven by the expansion and acceleration of our pipeline.

Workforce	March 31, 2020	March 31, 2019
Research and development employees	490	361
Administrative employees	89	58
Total employees	579	419

Net Financial Items

The  net financial items for the first quarter of 2020 were net income of DKK 283 million compared to net income of DKK 120 million in the first quarter of 2019.  The increase of DKK 163 million was driven primarily by foreign exchange movements between the USD and DKK. During the first quarter of 2020, the USD strengthened against the DKK to a greater extent than 2019,  resulting in greater realized and unrealized exchange rate gains.  In addition, interest income increased due to a combination of higher yield and level of investment in marketable securities in the first quarter of 2020 as compared to the first quarter of 2019. Refer to note 4 in this interim report for further details about the net financial items.

Corporate Tax

The corporate tax expense for the first quarter of 2020 was DKK 85 million compared to DKK 22 million for the first quarter of 2019.  The estimated annual effective corporate tax rate in the first quarter of 2020 was 24% compared to 23% in the first quarter of 2019.  There has been no reversal of the valuation allowances on deferred tax assets in the first quarter of 2020 or the first quarter of 2019.

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Interim Report for the First Quarter of 2020

Net Result

Net result for the first quarter of 2020 was a net income of DKK 269 million compared to DKK 72 million in the first quarter of 2019. The increase was driven by the items described above.

Cash Position

Cash Position (DKK million)	March 31, 2020	December 31, 2019
Marketable securities	7,417	7,419
Cash and cash equivalents	5,543	3,552
Cash position	12,960	10,971

As of March 31, 2020, cash, cash equivalents,  and marketable securities (cash position) amounted to DKK 12,960 million,  an increase of DKK  1,989 million from the beginning of 2020.  The increase was mainly driven by positive working capital adjustments of DKK 2,102 million related to milestones achieved in the fourth quarter of 2019, which were received in the first quarter of 2020,  which was partly offset by corporate taxes paid of DKK 97 million during the first quarter of 2020.

Cash and cash equivalents included short-term marketable securities of DKK 1,708 million at the end of March 2020, compared to DKK 668 million at the end of December 2019. In accordance with our accounting policy, securities purchased with a maturity of less than three months at the date of acquisition are classified as cash and cash equivalents. Refer to note 3 in this interim report for further details about our marketable securities.

Cash Flow

Cash Flow (DKK million)	Q1 2020	Q1 2019
Cash provided by (used in) operating activities	2,192	648
Cash provided by (used in) investing activities	9	(14)
Cash provided by (used in) financing activities	15	(11)

Net cash provided by operating activities is primarily related to our operating result, working capital fluctuations, reversal of net financial items, and adjustments related to non-cash expenses, all of which may be highly variable period to period. In the first quarter of 2020, the primary driver of higher cash provided by operating activities was higher positive working capital adjustments in 2020 related to milestones achieved in the fourth quarter of 2019 that were received in 2020.

The change in cash used in investing activities primarily reflects differences between the proceeds received from sale and maturity of our investments and amounts invested.

Net cash provided by financing activities is primarily related to the issuance of shares, purchase of treasury shares, exercise of warrants and lease payments. In the first quarter of 2020, the primary driver of the higher cash provided by financing activities was related to the proceeds from the exercise of warrants partially offset by the payment of withholding taxes on behalf of employees on net settled RSUs.

Balance Sheet

As of March 31, 2020, total assets were DKK 15,303 million compared to DKK 15,144 million as of December 31, 2019. As of March 31, 2020, assets are mainly comprised of a cash position of DKK 12,960 million and current receivables of DKK  1,130 million. The receivables consist primarily of royalties from our license and collaboration agreements and other receivables, which are due less than one year from the balance sheet date.

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Interim Report for the First Quarter of 2020

Shareholders’ equity as of March 31, 2020 was DKK 14,398 million compared to DKK 14,048 million at the end of December 2019.  The increase of DKK 350 million, or 2%, was driven primarily by our net income. As of March 31, 2020, Genmab’s equity ratio was 94% compared to  93% as of December 31, 2019.

General Corporate Matters – Changes in Executive Management

Anthony Pagano was appointed the role of Executive Vice President and Chief Financial Officer of Genmab on March 1, 2020 following the retirement of David Eatwell from the position on February 29, 2020. Anthony joined Genmab in 2007 and was appointed Senior Vice President in 2011. He most recently served as Senior Vice President Finance and Corporate Development prior to becoming Executive Vice President and Chief Financial Officer in March. He is a Certified Public Accountant and received a B.S. in Accounting from The College of New Jersey, as well as an M.B.A. from the Stern School of Business at New York University.

Anthony Mancini joined Genmab in March 2020 as Executive Vice President and Chief Operating Officer. Prior to joining Genmab, Mr. Mancini served in a variety of strategic and operational leadership roles over a nearly 24-year career at Bristol-Myers Squibb (BMS). Most recently, he led BMS’ US Innovative Medicines Unit, a team of over 1100 people focused on Immunology & Cardiovascular diseases. He holds a Bachelor of Science in Biochemistry from the University of Ottawa, Canada, an MBA from Clemson University, South Carolina, USA, and completed the General Management Program, CEDEP at INSEAD, Fontainebleau, France.

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Interim Report for the First Quarter of 2020

STATEMENT OF COMPREHENSIVE INCOME FOR THE FIRST QUARTER OF 2020

Income Statement		1st Quarter of	1st Quarter of
(DKK million)	Note	2020	2019

Revenue	2	892	591

Research and development expenses		(715)	(546)
General and administrative expenses		(106)	(71)
Operating expenses		(821)	(617)

Operating result		71	(26)

Financial income	4	285	122
Financial expenses	4	(2)	(2)

Net result before tax		354	94

Corporate tax		(85)	(22)

Net result		269	72

Basic net result per share		4.13	1.18
Diluted net result per share		4.09	1.17

Statement of Comprehensive Income

Net result		269	72

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		9	4

Total comprehensive income		278	76

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Interim Report for the First Quarter of 2020

BALANCE SHEET

		March 31,	December 31,
	Note	2020	2019
(DKK million)
ASSETS

Intangible assets		442	470
Property, plant and equipment		321	237
Right-of-use assets	7	170	177
Receivables		12	11
Deferred tax assets		119	139
Other Investments		149	149

Total non-current assets		1,213	1,183

Receivables		1,130	2,990
Marketable securities	3	7,417	7,419
Cash and cash equivalents		5,543	3,552

Total current assets		14,090	13,961

Total assets		15,303	15,144

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		65	65
Share premium		11,796	11,755
Other reserves		107	98
Retained earnings		2,430	2,130

Shareholders' equity		14,398	14,048

Provisions		2	2
Lease liabilities	7	148	155
Other payables		15	1

Total non-current liabilities		165	158

Corporate tax payable		39	73
Lease liabilities	7	26	26
Other payables		675	839

Total current liabilities		740	938

Total liabilities		905	1,096

Total shareholders' equity and liabilities		15,303	15,144

Share-based instruments	5
Shareholdings by the Board of Directors and Executive Management	6
Subsequent events to the balance sheet date	8

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Interim Report for the First Quarter of 2020

STATEMENT OF CASH FLOWS

		1st Quarter	1st Quarter
	Note	March 31, 2020	March 31, 2019
(DKK million)

Net result before tax		354	94

Reversal of financial items, net		(283)	(120)
Adjustments for non-cash transactions		87	69
Changes in working capital		2,102	733

Cash flow from operating activities before financial items		2,260	776

Interest received		33	14
Interest elements of lease payments	7	(2)	(2)
Interest paid		(2)	-
Corporate taxes (paid)/received		(97)	(140)

Cash flow from operating activities		2,192	648

Investment in tangible assets		(58)	(21)
Marketable securities bought	3	(5,812)	(642)
Marketable securities sold	3	5,879	649

Cash flow from investing activities		9	(14)

Warrants exercised		37	5
Principal elements of lease payments		(8)	(7)
Payment of withholding taxes on behalf of employees on net settled RSUs		(14)	(9)

Cash flow from financing activities		15	(11)

Changes in cash and cash equivalents		2,216	623
Cash and cash equivalents at the beginning of the period		3,274	533
Exchange rate adjustments		53	21

Cash and cash equivalents at the end of the period		5,543	1,177

Cash and cash equivalents include:
Bank deposits and petty cash		3,835	1,177
Short-term marketable securities		1,708	-

Cash and cash equivalents at the end of the period		5,543	1,177

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Interim Report for the First Quarter of 2020

STATEMENT OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

December 31, 2018	61	8,059	92	(198)	8,014

Net result	-	-	-	72	72
Other comprehensive income	-	-	4	-	4
Total comprehensive income	-	-	4	72	76

Transactions with owners:
Exercise of warrants	-	5	-	-	5
Share-based compensation expenses	-	-	-	36	36
Net settlement of RSUs	-	-	-	(9)	(9)
Tax on items recognized directly in equity	-	-	-	5	5

March 31, 2019	61	8,064	96	(94)	8,127

December 31, 2019	65	11,755	98	2,130	14,048

Net result	-	-	-	269	269
Other comprehensive income	-	-	9	-	9
Total comprehensive income	-	-	9	269	278

Transactions with owners:
Exercise of warrants	-	41	-	-	41
Share-based compensation expenses	-	-	-	45	45
Net settlement of RSUs	-	-	-	(14)	(14)

March 31, 2020	65	11,796	107	2,430	14,398

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Interim Report for the First Quarter of 2020

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

The interim report is prepared in accordance with International Accounting Standard No. 34 (IAS 34), “Interim Financial Reporting” and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in section 1 – Basis of Presentation in the financial statements in the 2019 annual report. A number of new or amended standards became applicable for the current reporting period. Genmab did not have to change its accounting policies as a result of adopting these standards.

Management Judgments and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgments (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. The most significant judgments include, among other things, revenue recognition, share-based compensation, deferred tax assets, and recognition of internally generated intangible assets. For additional descriptions of significant judgments and estimates, refer to note 1.3 in the 2019 annual report.

Fair Value Measurement

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(DKK million)		March 31, 2020			December 31, 2019
Assets Measured at Fair Value	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Marketable securities	3	7,417	-	-	7,419	-	-
Other investments		-	-	149	-	-	149

Marketable Securities

All fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

Other investments consist of a DKK 149 million equity investment in CureVac AG, the developer of mRNA technology, in December 2019. The payment related to the investment was made during the first quarter of 2020. The valuation is based on the payment made which approximates fair value, and the assumptions are evaluated on a quarterly basis (Level 3). Refer to note 3.4 in the 2019 annual report for further details of the Other Investments.

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Interim Report for the First Quarter of 2020

Note 2 – Revenue

Genmab enters into license and collaboration agreements that are within the scope of IFRS 15, under which it licenses certain rights to its product candidates to third parties and also may participate in the development of the product candidates. The terms of these arrangements typically include payment to Genmab of one or more of the following: non-refundable, upfront license fees; exclusive designation fees; annual license maintenance fees; additional target fees; development, regulatory and commercial milestone payments; payments for research and development services; and royalties on net sales of licensed products. Each of these payments results in revenue from contracts with customers.

The table below disaggregates our revenue by type of payment and collaboration partner under our agreements, which provides additional information regarding how the nature, amount, timing and uncertainty of our revenue and cash flows might be affected by economic factors.

	1st Quarter	1st Quarter
	March 31, 2020	March 31, 2019
(DKK million)
Revenue:
Royalties	781	508
Milestone payments	32	-
License fees	-	-
Reimbursement income	79	83

Total	892	591

Revenue split by collaboration partner:
Janssen	775	502
Seattle Genetics	49	59
BioNTech	30	24
Other collaboration partners	38	6

Total	892	591

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Interim Report for the First Quarter of 2020

Note 3 – Marketable Securities

	March 31,	December 31,
	2020	2019
(DKK million)
		(full year)

Cost at the beginning of the period	7,380	5,494
Additions for the period	5,812	5,812
Disposals and maturities for the period	(5,881)	(3,926)

Cost at the end of the period	7,311	7,380

Fair value adjustment at the beginning of the period	39	79
Fair value adjustment for the period	67	(40)

Fair value adjustment at the end of the period	106	39

Net book value at the end of the period	7,417	7,419

Net book value in percentage of cost	101%	101%

Average effective duration	1.10	1.07

As of March 31, 2020 91% of our marketable securities had a triple A-rating, compared to 91% as of December 31, 2019.

The total fair value adjustment as of March 31, 2020 was income of DKK 67 million compared to expense of DKK 40 million as of December 31, 2019. Fair value adjustments were primarily driven by foreign exchange movements and the timing of maturities and purchases of marketable securities.

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Interim Report for the First Quarter of 2020

Note 4 – Financial Income and Expenses

	1st Quarter	1st Quarter
	March 31, 2020	March 31, 2019
(DKK million)

Financial income:
Interest and other financial income	41	21
Realized and unrealized gains on marketable securities, net	27	16
Realized and unrealized exchange rate gains, net	217	85

Total financial income	285	122

Financial expenses:
Interest and other financial expenses	2	2

Total financial expenses	2	2

Net financial items	283	120

Realized and unrealized exchange rate gains, net of DKK 217 million in the first quarter of 2020 and DKK 85 million in the first quarter of 2019 were driven by the strengthening of the USD against the DKK that positively impacted our USD denominated portfolio and cash holdings to a greater extent in 2020 than 2019. In addition, interest income increased due to a combination of higher yield and level of investment in marketable securities in the first quarter of 2020 as compared to the first quarter of 2019.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established  a Restricted Stock Unit (RSU) program as an incentive for all the Genmab group’s employees, members of the Executive Management, and members of the Board of Directors.  Refer to note 4.6 in the 2019 annual report for further details of the RSU program.

The RSU activity in the first quarter of 2020 and 2019, respectively, is outlined below.

	1st Quarter	1st Quarter
	March 31, 2020	March 31, 2019

Outstanding RSUs at January 1	307,907	218,902
Granted	17,690	8,967
Vested	(31,484)	(22,189)
Forfeited/Cancelled	(5,258)	(2,318)

Outstanding RSUs at March 31	288,855	203,362

During the  first quarter of 2020, 17,690 RSUs were granted with a weighted average fair value of DKK  1,362.50 per RSU. During the  first quarter of 2019, 8,967 RSUs were granted with a weighted average fair value of DKK 1,159.28 per RSU.

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Interim Report for the First Quarter of 2020

During the first quarter of 2020, 31,484 RSUs vested, compared to 22,189 RSUs during the first quarter of 2019. Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations which remain in our treasury share account. During the first quarter of 2020 and 2019, there were no acquisitions of treasury shares.

Warrant Program

Genmab A/S established warrant programs as an incentive for all the Genmab group’s employees, and members of the Executive Management.  Refer to note 4.6 in the 2019 annual report for further details of the warrant programs.

The warrant activity in the first quarter of 2020 and 2019, respectively, is outlined below.

	1st Quarter	1st Quarter
	March 31, 2020	March 31, 2019

Outstanding warrants at January 1	1,413,624	1,423,210
Granted	33,678	28,017
Exercised	(136,501)	(26,297)
Expired/lapsed/cancelled	(39,881)	(5,035)

Outstanding warrants at March 31	1,270,920	1,419,895

During the first quarter of 2020,  33,678 warrants were granted to our employees with a weighted average exercise price of 1,362.50 per warrant and a weighted average Black-Scholes fair market value of DKK 393.72 per warrant. During the first quarter of 2019,  28,017 warrants were granted to our employees with a weighted average exercise price of 1,159.28 per warrant and a weighted average Black-Scholes fair market value of DKK 371.12 per warrant.

During the first quarter of 2020,  136,501 warrants were exercised with a weighted average exercise price of DKK 303.27 with proceeds to Genmab of DKK 41 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.21% of share capital. During the first quarter of 2019,  26,297 warrants were exercised with a weighted average exercise price of DKK 204.92 with proceeds to Genmab of DKK 5 million.  The warrants exercised increased share capital accordingly and corresponded to approximately 0.04% of share capital.

Share-based compensation expenses related to our RSU and warrant programs for the first quarter of 2020 totaled DKK 45 million compared to DKK 36 million for the first quarter of 2019.

As of March 31, 2020, 142,012 treasury shares were held by Genmab to cover obligations in relation to the RSU program and reduce the dilution effect of share capital increases resulting from future exercises of warrants.

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Interim Report for the First Quarter of 2020

Note 6 - Shareholdings by the Board of Directors and Executive Management

The tables below set forth certain information regarding the beneficial ownership of the issued share capital (including shares in the form of ADSs) and the outstanding share-based instruments held by the members of the Board of Directors and the Executive Management as of March 31, 2020.

	December 31,				March 31,
	2019	Acquired	Sold	Transferred	2020
Number of shares owned

Board of Directors
Mats Pettersson*	32,007	786	-	(32,793)	-
Anders Gersel Pedersen	8,718	589	-	-	9,307
Pernille Erenbjerg	3,178	393	-	-	3,571
Paolo Paoletti	3,337	393	(2,700)	-	1,030
Rolf Hoffmann	1,050	-	-	-	1,050
Deirdre P. Connelly	2,200	-	-	-	2,200
Jonathan Peacock**	-	-	-	473	473
Peter Storm Kristensen	200	100	-	-	300
Mijke Zachariasse	-	-	-	-	-
Daniel Bruno	-	1,080	-	-	1,080

	50,690	3,341	(2,700)	(32,320)	19,011
Executive Management
Jan van de Winkel	668,484	2,939	-	-	671,423
David A. Eatwell***	80,261	1,776	-	(82,037)	-
Anthony Pagano***	-	-	-	863	863
Judith Klimovsky	-	-	-	-	-
Anthony Mancini****	-	-	-	-	-

	748,745	4,715	-	(81,174)	672,286

Total	799,435	8,056	(2,700)	(113,494)	691,297

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

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Interim Report for the First Quarter of 2020

	December 31,					March 31,
	2019	Granted	Exercised	Cancelled	Transferred	2020
Number of warrants held

Board of Directors
Mats Pettersson*	20,000	-	-	-	(20,000)	-
Anders Gersel Pedersen	20,000	-	(10,000)	-	-	10,000
Pernille Erenbjerg	-	-	-	-	-	-
Paolo Paoletti	-	-	-	-	-	-
Rolf Hoffmann	-	-	-	-	-	-
Deirdre P. Connelly	-	-	-	-	-	-
Jonathan Peacock**	-	-	-	-	-	-
Peter Storm Kristensen	2,383	-	(563)	-	-	1,820
Mijke Zachariasse	908	-	-	-	-	908
Daniel Bruno	19,043	-	(6,375)	-	-	12,668

	62,334	-	(16,938)	-	(20,000)	25,396

Executive Management
Jan van de Winkel	65,668	-	-	-	-	65,668
David A. Eatwell***	245,201	-	-	(28,424)	(216,777)	-
Anthony Pagano***	-	-	-	-	30,444	30,444
Judith Klimovsky	36,932	-	-	-	-	36,932
Anthony Mancini****	-	7,771	-	-	-	7,771

	347,801	7,771	-	(28,424)	(186,333)	140,815

Total	410,135	7,771	(16,938)	(28,424)	(206,333)	166,211

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

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Interim Report for the First Quarter of 2020

	December 31,					March 31,
	2019	Granted	Settled	Cancelled	Transferred	2020
Number of RSUs held

Board of Directors
Mats Pettersson*	2,836	-	(786)	-	(2,050)	-
Anders Gersel Pedersen	1,807	-	(589)	-	-	1,218
Pernille Erenbjerg	1,418	-	(393)	-	-	1,025
Paolo Paoletti	1,418	-	(393)	-	-	1,025
Rolf Hoffmann	2,146	-	-	-	-	2,146
Deirdre P. Connelly	2,465	-	-	-	-	2,465
Jonathan Peacock**	-	1,174	-	-	-	1,174
Peter Storm Kristensen	1,832	-	(508)	-	-	1,324
Mijke Zachariasse	534	-	-	-	-	534
Daniel Bruno	5,497	-	(1,484)	-	-	4,013

	19,953	1,174	(4,153)	-	(2,050)	14,924

Executive Management
Jan van de Winkel	37,597	-	(5,819)	-	-	31,778
David A. Eatwell***	12,375	-	(3,634)	(1,128)	(7,613)	-
Anthony Pagano***	-	2,295	-	-	5,279	7,574
Judith Klimovsky	22,893	-	-	-	-	22,893
Anthony Mancini****	-	6,737	-	-	-	6,737

	72,865	9,032	(9,453)	(1,128)	(2,334)	68,982

Total	92,818	10,206	(13,606)	(1,128)	(4,384)	83,906

* Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

** Elected to the Board of Directors at the Annual General Meeting in March 2020.

*** David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

Following Genmab A/S' Annual General Meeting on March 26, 2020,  the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members.  Deirdre P. Connelly, Pernille Erenbjerg, Dr. Anders Gersel Pedersen, Rolf Hoffmann and Dr. Paolo Paoletti were re-elected to the Board of Directors for a one year period. Jonathan Peacock was elected to the Board of Directors for a one year period. Mats Pettersson stepped down from the Board of Directors. The reclassification of the board member’s shares and share-based instruments is shown in the transferred column of the tables above. The Board of Directors convened and constituted itself with Deirdre P. Connelly as Chairman and Pernille Erenbjerg as Deputy Chairman.

The Executive Management team is comprised of four members. Jan van de Winkel is the President and Chief Executive Officer. Judith Klimovsky is the Executive Vice President and Chief Development Officer. On February 29, 2020, David Eatwell retired from his position as Executive Vice President and Chief Financial Officer. On March 1, 2020, Anthony Pagano, previously Senior Vice President Finance and

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Interim Report for the First Quarter of 2020

Corporate Development, assumed the role of Executive Vice President and Chief Financial Officer. On March 23, 2020, Anthony Mancini joined Genmab as Executive Vice President and Chief Operating Officer. The reclassification of the Executive Management’s shares and share-based instruments is shown in the transferred column of the tables above.

Other than the remuneration to the Board of Directors and the Executive Management and the transactions detailed in the tables above, no other significant transactions with the Board of Directors or the Executive Management took place during the first quarter of 2020. For further information on the remuneration of the Board of Directors and the Executive Management, refer to note 5.1 in the 2019 annual report.

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Interim Report for the First Quarter of 2020

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	March 31,	December 31,
	2020	2019

Right-of-use assets
Properties	166	173
Equipment	4	4

Total right-of-use assets	170	177

Lease liabilities
Current	26	26
Non-current	148	155

Total lease liabilities	174	181

There were no additions to the right-of-use assets in the first quarter ended March 31, 2020.

Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	1st Quarter	1st Quarter
	March 31, 2020	March 31, 2019

Depreciation charge of right-of-use assets
Properties	7	7
Equipment	-	-

Total depreciation charge of right-of-use assets	7	7

Interest expense	2	2
Expense relating to short-term leases	1	1

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

During the first quarter of 2020, Genmab A/S’s subsidiary Genmab B.V., entered into a second lease agreement with respect to additional office and laboratory space with a commencement date in the second quarter of 2020 and is non-cancelable until June 2022. The total future minimum payments over the term of the lease are approximately DKK 8 million and estimated capital expenditures to fit out the space are approximately DKK 18 million.

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During the second quarter of 2019, Genmab A/S’s subsidiary Genmab US, Inc., entered into a lease agreement with respect to office and laboratory space with a commencement date in the second quarter of 2020 and is non-cancellable until August 2031.  The total future minimum payments over the term of the lease are approximately DKK 220 million and estimated capital expenditures to fit out the space are approximately DKK 180 million.

During the third quarter of 2019, Genmab A/S’s subsidiary Genmab B.V., entered into a lease agreement with respect to office and laboratory space with a commencement date in the first quarter of 2022 and is non-cancellable until January 2032.  The total future minimum payments over the term of the lease are approximately DKK 90 million and estimated capital expenditures to fit out the space are approximately DKK 70 million.

Note 8 - Subsequent Events to the Balance Sheet Date

On May 1, 2020, the U.S. FDA approved the use of the subcutaneous formulation of daratumumab, DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) for the treatment of adult patients with multiple myeloma: in combination with bortezomib, melphalan and prednisone in newly diagnosed patients who are ineligible for ASCT; in combination with lenalidomide and dexamethasone in newly diagnosed patients who are ineligible for ASCT and in patients with relapsed or refractory multiple myeloma who have received at least one prior therapy; in combination with bortezomib and dexamethasone in patients who have received at least one prior therapy; and as monotherapy, in patients who have received at least three prior lines of therapy including a proteasome inhibitor (PI) and an immunomodulatory agent or who are double-refractory to a PI and an immunomodulatory agent.

No other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of March 31, 2020.

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Interim Report for the First Quarter of 2020

ABOUT GENMAB

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj), has been approved in the U.S. for the treatment of adult patients with certain multiple myeloma indications. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

This Interim Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

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Interim Report for the First Quarter of 2020

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the first quarter ended March 31, 2020.

The interim report is prepared in accordance with International Accounting Standard No. 34 (IAS 34), “Interim Financial Reporting”, as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review, pages 4-20, to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties that the group faces.

Copenhagen, May  6, 2020

Executive Management

Jan van de Winkel	Anthony Pagano	Judith Klimovsky	Anthony Mancini
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)	(Executive Vice President & COO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chairman)	(Deputy Chairman)

Rolf Hoffmann	Paolo Paoletti	Jonathan Peacock

Mijke Zachariasse	Daniel J. Bruno	Peter Storm Kristensen
(Employee elected)	(Employee elected)	(Employee elected)

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